VITAL PRODUCTS, INC.

2404 Via Mariposa West, 1-A

Laguna Woods, California 92637

January 8, 2014

Via Edgar

Mindy Hooker /Accountant

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:     Vital Products, Inc.

Form 8-K

Filed December 11, 2013

File No. 333-127915

Ms. Hooker:

This correspondence is in response to your letter dated December 13, 2013 in reference to our filing of the Form 8-K filed December 11, 2013 on the behalf of Vital Products, Inc., File No. 333-127915.

Please accept the following responses:

Comment 1

Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Your disclosure in the second paragraph refers to the going concern opinion for the fiscal year ended July 31, 2012, but we also note a going concern opinion included in your accountant’s report filed in the Form 10-K on November 14, 2011. Please review your filing accordingly.

ANSWER:

The Company’s disclosure in second paragraph of Form 8-K/A filed December 30, 2013 has been updated to include the two fiscal years end July 31, 2012 and 2011.

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Comment 2

Amend your filing to indicate whether your Board of Directors approved your change of accountants. Refer to Item 304(a)(1)(iii) of Regulation S-K.

ANSWER:

Paragraph b) on the Form 8-K/A explains that the Company has not appointed a new public accountant.

The Company plans to file a Form 8-K when a new accountant is appointed. We anticipate that this filing will indicate the Board of Directors has approved the change in accountants.

Comment 3

To extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

ANSWER:

An updated Exhibit 16.1 from the former accountants stating whether they agree with the statements made is attached to the Form 8-K/A.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ James McKinney

James McKinney

Chief Executive Officer

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